Exhibit 99.1

Yandex Announces Completion of Restructuring of its Taxi Group Assets

Moscow, Amsterdam, December 21, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced that it has completed the previously announced restructuring of the ownership of MLU B.V., its joint venture with Uber (“MLU”).

The restructuring was completed in two stages:

●	The acquisition by Yandex of Uber’s 18.2% interest in Self Driving Group and a 4.5% interest in MLU, which completed in September 2021;
●	The acquisition of Uber’s interest in the demerged businesses Yandex.Eats, Yandex.Lavka and Yandex.Delivery, which completed on December 21, 2021.

Following closing, Yandex owns:

●	100% of Yandex Self-Driving Group
●	Approximately 71% of MLU B.V.
●	100% of each of the Yandex Eats, Yandex.Lavka and Yandex.Delivery

The total consideration was $1.0 billion in cash, of which $800 million was paid in September and the remaining $200 million has now been paid.

In addition, Yandex has received a two-year American call option to acquire the remaining 29% of Uber’s interest in the newly restructured MLU at a strike price of $1.8 billion, subject to agreed increases over the option period, going up to approximately $2.0 billion if exercised in September 2023. The newly restructured MLU will continue to focus on mobility businesses, including ride-hailing and car-sharing.

About Yandex

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation and delivery services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:
Investor Relations
Yulia Gerasimova, Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy, Asya Panoyan
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru